**Exhibit 99.1**

# Alliance One International, Inc.
**Corporate Governance Guidelines**
**(Amended and Restated as of February 7, 2008)**

At Alliance One, everything we do is guided by our core values: innovation, knowledge, passion, commitment, teamwork and integrity. These values are the foundation of our corporate culture, our relationships with our customers, employees and shareholders, and our corporate governance standards.

The Board of Directors (the Board) has adopted these Corporate Governance Guidelines, in conjunction with the charters of key board committees, to inform shareholders, employees, customers and other constituents of the Board's principles as a governing body. The Board fosters and encourages a corporate environment of strong disclosure controls and procedures, including internal controls, fiscal accountability, high ethical standards and compliance with applicable policies, laws and regulations. At Alliance One, re-examining our practices and setting new standards is an ongoing process. Similarly, the area of corporate governance continues to evolve. Therefore, the Board fully expects these Guidelines to be reviewed and modified as needed upon the recommendation of the Governance & Nominating Committee.

## Access to Information
The Company's governance-related documents, including these Guidelines, the committee charters, and the Code of Business Conduct, are available on the company's website, www.aointl.com, or by written request addressed to: Corporate Secretary, Alliance One International, Inc., P. O. Box 2009, Morrisville, NC 27560.

## Roles and Responsibilities

### Role of the Board
A director's basic responsibility is to exercise his or her good faith business judgment in furthering the best interests of the Company. In discharging that obligation, each director is entitled to rely on the honesty and integrity of the Company's Executive Management, senior officers, the internal audit function, independent accountants and outside advisors and consultants.

### Role of Management
The Board has delegated to the Chief Executive Officer (CEO) and other executive officers the authority and responsibility for managing the business of the Company in a manner consistent with the standards and practices of the Company, and in accordance with any specific plans, instructions or directions of the Board. The CEO and other executive officers are responsible for seeking the advice and approval of the Board with respect to extraordinary actions being contemplated.

**Board Responsibilities**

Oversight of the Company by the Board is an active, not a passive, responsibility and includes the following specific responsibilities:

- Appointing the executive officers who will conduct the Company's business on a daily basis.

- Advising and counseling the executive officers.

- Monitoring the performance of the executive officers by examining the effectiveness of policies and decisions, including the creation and execution of strategies appropriately aligned with the Company's mission.

- Overseeing the processes for maintaining the integrity of the Company with regards to its financial statements and other public disclosures, and compliance with laws and ethics.

- Reviewing and approving the Company's annual budget, material capital expenditures, changes in capital structure, material acquisitions and divestitures, major financial objectives and strategic plans.

- Planning for succession with respect to the position(s) of Chairman and CEO, and monitoring succession planning for other executive officer.

The Board of Directors is the ultimate decision-making body of the Company, except with respect to those matters reserved to the shareholders.

**Board Composition**

**Size of the Board**

The Governance & Nominating Committee considers and makes recommendations to the Board concerning the appropriate size and needs of the Board.

**Classified Board**

The Board will be divided into three classes that are as equal in size as possible. Directors are elected by shareholders to three-year terms. The Board believes that the staggered election of directors provides stability and continuity to the work of the Board.

**Independence of Directors**

The Board will at all times have a majority of directors who qualify as independent directors under the listing standards of the New York Stock Exchange (NYSE). The Governance & Nominating Committee, as well as the Board, annually reviews the relationships that each director has with the Company (either directly or indirectly) to determine whether a director meets the requirements for independence set forth in the NYSE listing standards or otherwise imposed by law or regulation. Directors who do not meet the independence requirements also make valuable contributions to the Board and to the Company.

**Board Member Criteria**

The Board seeks members from diverse professional backgrounds who combine a broad spectrum of experience and expertise and possess a reputation for the highest personal and professional ethics, integrity, and values. The Governance & Nominating Committee is responsible for identifying specific skills and characteristics that may be sought in light of the current make-up of the Board and its anticipated needs going forward. Factors that the Governance & Nominating Committee may consider are: international business experience; the ability to actively participate in and contribute to the deliberations of the Board; the capacity and desire to represent the balanced, best interests of the shareholders; the ability to exercise independent judgment and decision making; and the time available to devote to the responsibilities of a director.

**Board Expectation of Directors**

It is expected that all Alliance One directors will demonstrate the following qualities:

- Regular attendance at Board, Committee and Annual Shareholder meetings

- An understanding of Alliance One's business

- Sufficient review of information distributed prior to meetings to ensure constructive participation in Board and Committee discussions

- Availability to the CEO and other executive officers for advice and counsel

**Election of Directors**

Directors are elected to three-year terms by the shareholders of the Company at the Annual Meeting of Shareholders. Between annual shareholder meetings, the Board may elect directors to fill new positions created by changes that occur due to resignation, retirement, or other reasons.

**Director Resignation Policy**

In an election of directors where the number of candidates equals the number of director positions open for election, any incumbent Director nominated for reelection as a Director who is reelected by a plurality of votes cast in accordance with Article II, Section 5 of the Company's Bylaws but who does not receive a majority of the votes cast for his or her election shall promptly tender his or her resignation following certification of the shareholder vote. The Governance & Nominating Committee shall consider the resignation offer and recommend to the Board of Directors whether to accept it. The Board will act on the Governance & Nominating Committee's recommendation within 90 days following certification of the shareholder vote. Any Director who tenders his or her resignation pursuant to this provision shall not participate in any Board or Board committee action to determine whether to accept or reject a resignation tendered pursuant to this provision. Further, at the election of the Board, each Director who tenders his or her resignation pursuant to this provision shall not participate in any Board or Board committee action whatsoever prior to the determination whether to accept or reject such resignation. If each member of the Governance & Nominating Committee is required to tender his or her resignation pursuant to this policy, then the independent Directors on the Board (excluding those who are required to tender resignations) shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them.  If the only Directors who were not required to tender resignations pursuant to this policy constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept or reject the resignation offers.

**Nominating Committee Processes**
It is the responsibility of the Governance & Nominating Committee to identify qualified candidates to serve on the Board and help recruit potential directors.  In doing so, the Committee will evaluate candidates in view of the responsibilities, qualifications and independence requirements set forth in these Guidelines.  Qualified candidates will meet, either individually or collectively, with the Chairman of the Board, the Chair of the Governance & Nominating Committee, and other directors as appropriate, prior to being recommended for election to the Board.

The invitation to join the Board of Directors is extended only after a candidate's qualifications have been reviewed by the Governance & Nominating Committee, the Committee has formally recommended the candidate to the Board for approval, and the Board has approved the candidate's election by a majority vote.  Invitations are extended on behalf of the Board by the Chairman.

The Governance & Nominating Committee may, but is not required to, engage the services of a third party to assist in the recruitment of directors as necessary.

**Term Limits / Retirement**
Term limits have not been established for directors.  The Board believes that directors should not expect to be renominated upon the expiration of each term.  Directors will not be nominated for election to the Board after their 75th birthday.

**Principal Occupation or Business Association Change**
Individual directors who experience a significant change in principal occupation or business association from the position held upon joining the Board should volunteer to resign from the Board.  While it is not the sense of the Board that in every such instance a director should necessarily leave the Board, such a step provides an opportunity for the Board, through the Governance & Nominating Committee, to review the continued appropriateness of Board membership under the circumstances.  No member of the Board whose membership is being reviewed will participate in the review process or vote on the matter.

**Other Directorships**
Generally, directors should not serve on more than six other boards of public companies in addition to the Alliance One Board.  Directors who also serve as CEOs or in equivalent positions should not serve on more than three boards of public companies in addition to the Alliance One Board.  Board memberships in excess of these limits that are held at the time these Guidelines are adopted may be maintained unless the Board determines that doing so would impair the director's service on Alliance One's Board.

Directors are expected to advise the Chairman of the Board and the Chair of the Governance & Nominating Committee in advance of accepting any other company directorships or any assignment to the audit committee or compensation committee of the board of directors of another company.

## Board Structure & Operations

### Chairman and CEO
It is the responsibility of the Board of Directors to elect its Chairman and the Company's Chief Executive Officer.  Alliance One's CEO also holds the position of Chairman of the Board.  The Board believes that the unified position of Chairman and CEO serves the Company well because the CEO's expertise and proximity to the daily affairs of the Company enhances the Board's oversight function and facilitates open and timely communication between the Board and management.  Additionally, Alliance One has more than the required majority of independent directors who significantly influence Board decisions.  Alliance One's Chairman and CEO is not a member of any standing Board committee, other than the Executive Committee.

Board members should raise any issues regarding the performance or compensation of the CEO with the Chair of the Executive Compensation Committee.  All other issues should be raised with the Lead Independent Director.

### Lead Independent Director
The Governance & Nominating Committee annually recommends a Lead Independent Director to the Board for approval.  The role of the Lead Independent Director will be to: preside at all executive sessions of the Board; act as the liaison between the non-management directors and the Chairman/CEO; and consult with the Chairman/CEO on Board agendas as necessary.  There is no mandatory rotation or term limit associated with the role of Lead Independent Director.

### Board Committees
The Board will have at all times an Audit Committee, an Executive Compensation Committee and a Governance & Nominating Committee.  The members of these committees will meet the independence requirements of the NYSE listing standards and as otherwise imposed by law or regulation.  Additionally, each of these committees will have its own governance guidelines in the form of a charter.  The charters will set forth the purposes and responsibilities of the committees, and address any specific issues required by the NYSE listing standards to be included in the charters.  Each committee will review its charter annually and, in consultation with the Governance & Nominating Committee, modify it as necessary. The committee charters are available in the Corporate Governance section of the Alliance One website at www.aointl.com.

Committee members will be appointed annually by the Board upon recommendation of the Governance & Nominating Committee.  There is no mandatory rotation or term limit associated with committee memberships.

The Chair of each committee will determine the frequency and length of committee meetings, develop the meeting agendas, and regularly report meeting highlights to the Board. Each committee must keep minutes of its proceedings.
Each committee has the authority to retain any outside firm deemed necessary and appropriate to assist it in meeting its mandates under the applicable committee charter, including the sole authority to approve the firm's fees and other retention issues.

Each committee is responsible for evaluating its performance annually. The Governance & Nominating Committee will oversee the committee evaluations and communicate the results to the full Board.

The Board may establish additional committees as necessary or appropriate, in accordance with the Bylaws.

**Executive Session of Independent Directors**
Independent directors meet in executive session at every Board meeting and at other times as necessary. The Lead Independent Director or his designee presides at these meetings.

**Board Access to Management and Independent Advisors**
Board members have complete access to the officers, employees and, as necessary and appropriate, independent advisors of Alliance One. It is understood that directors will use their judgment to ensure that any such contact is not disruptive to the business operation of the Company and, to the extent appropriate, advise the CEO of relevant communications between a director and officer, employee, or independent advisor of the Company.

The CEO is encouraged to invite to the Board meetings senior managers who can provide additional insight into business matters being discussed and those individuals with high future potential who should be given personal exposure to members of the Board.

The Board has the authority to retain any outside firm deemed necessary and appropriate to assist it in meeting its fiduciary obligations, including the sole authority to approve the firm's fees and other retention issues.

**Evaluation of Board and Committee Performance**
The Board of Directors and each Committee will conduct an annual self-evaluation to determine whether its structure, governance principles, composition, agenda, processes and schedule are functioning effectively in view of its responsibilities and the evolving situation of the Company.

The Governance & Nominating Committee will develop and implement the process for evaluating Board and Committee performance. The process will include the solicitation of each director's individual views on Board or Committee performance. The evaluation results will be collected by the Corporate Secretary and the Chair of the Governance & Nominating Committee and summarized for the full Board or Committee, as appropriate.

**Communication with the Public**
Ordinarily, communications about the Company are made by management, not by the directors. Inquiries received by directors from outside parties, including institutional investors, analysts, the media, customers, or other constituencies, are referred to the appropriate member of management.

**Director Compensation**
The Governance & Nominating Committee is responsible for periodically reviewing non-employee director compensation in relation to the Company's peer group and competitors. The Governance & Nominating Committee is responsible for recommending to the Board any change in remuneration of directors, including annual retainer fees, meeting attendance fees, and equity grants. Changes in Board compensation require discussion and consent by the full Board.

A portion of director compensation may be provided in common stock. The Board mandates, for its independent and executive directors, minimum ownership requirements in the Company's stock.

The Governance & Nominating Committee will consider that a director's independence may be jeopardized if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a director is affiliated, or if the Company enters into consulting contracts with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated.

Management directors are not compensated for their services as a director.

**Board Orientation and Continuing Education**
The Corporate Secretary will arrange an orientation program designed to familiarize new directors with the Company, its management structure and operations, the industry in which Alliance One operates, and key legal, financial and operational issues. Directors will be provided with information regarding corporate governance and the structure and procedures of the Board and its Committees.

Directors will be encouraged to participate in appropriate continuing education programs in order to maintain the necessary level of expertise to perform their responsibilities as a director.

**Board Meetings**
Ordinarily, the Board holds five regular meetings per year. Additional board meetings may be called at any time to address specific issues and the Board is expected to meet as frequently as necessary to properly discharge their responsibilities. The Board may also periodically act in the form of a unanimous written consent.

Directors are expected to attend Board meetings and meetings of committees on which they serve. Directors are also expected to attend the Annual Shareholder Meetings. A calendar of meetings is developed and circulated as far in advance as practical.

**Agenda**
The Chairman of the Board establishes the agenda for each Board meeting. Any director may suggest items for inclusion on the agenda, request a report by a member of Alliance One's management, request additional pre-meeting materials, or raise subjects that are not specifically on the agenda for that meeting.

**Material Distribution**
Whenever possible, information relevant to the Board's understanding of the business to be conducted at regularly scheduled Board meetings will be distributed substantially in advance of the meeting to facilitate focused and constructive discussion on the matter. Directors are expected to review meeting materials in advance of the meeting. Sensitive issues may be discussed at the meeting without written materials being distributed in advance or at the meeting.

**Evaluation of the Chief Executive Officer**
It is the responsibility of the Committee on Executive Compensation to annually: set goals and objectives relevant to CEO compensation; evaluate the CEO's performance; and, as a committee or together with the other independent directors, as directed by the Board, set the CEO's compensation level.

**Succession Planning**
The Governance & Nominating Committee will report periodically to the Board on succession planning and management development. The Board will work with the Governance & Nominating Committee to nominate and evaluate potential successors to the CEO. The CEO will make available his or her recommendations and evaluations of potential successors.

**Code of Business Conduct**
The Board expects all Alliance One directors, officers and employees to act ethically and in accordance with the Company's Code of Business Conduct all times. Any waiver of the Code of Business Conduct for an executive officer or director may be made only by the Board or a Board Committee and must be promptly disclosed to shareholders.

**Conflicts of Interest**
If an actual or potential conflict of interest arises for a director, the director will promptly inform the CEO and Lead Independent Director. If a significant conflict exists and cannot be resolved, the director should resign. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests.

**Context**
These Guidelines are to be interpreted in the context of all applicable laws, the Company's Articles of Incorporation and Bylaws, and other governing legal documents, all of which necessarily take precedence.